Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement of AMC Corporation and its variable interest entities (the “Company”) on Form S-4 Amendment No.2 of our report dated April 24, 2025, with respect to our audits of the Company’s consolidated financial statements as of December 31, 2024 and 2023, and for each of the years in the two-year period ended December 31, 2024, which appears in the Registration Statement on Form S-4 Amendment No.2. Our report contained emphasis of matter paragraphs regarding substantial doubt about the Company’s ability to continue as a going concern and related party transaction.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York
April 24,2025